

June 4, 2024

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street
Suite 3210
Vancouver, BC
V6C 2X8

> **Re: City Office REIT, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Response Dated April 19, 2024**
> **File No. 001-36409**

Dear Anthony Maretic:

We have reviewed your April 19, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023

Part I
Item 1. Business, page 5

1. We note your response to comment 1. In your response, you state that you will provide commentary regarding the impact of tenants exercising early termination provisions to the extent material. Please confirm that you will also disclose the percentage of net rentable area subject to early termination, which you state was 16% as of December 31, 2023.

Item 2. Properties, page 41

2. We note your response to prior comment 2. Please explain how your annual effective rent per square foot is higher than your annual base rent per square foot in certain instances.

Further, we note that you have included amortized rent escalations in your determination of effective rent per square foot. Please explain why you believe this is appropriate.

3.      We note your response to prior comment 3, and your explanation that determinations that your properties are "high quality" involve judgment and subjectivity, and that you evaluate features such as finishes, amenities, functionality, and construction. To provide additional context for investors, with respect to each property, please tell us, and in future filings, please clarify, whether such property is considered to be "high-quality," by describing the various factors considered, such as the age of such building, whether it was recently renovated, and whether it is located in a central business district.  In addition, please tell us, and in future filings, please clarify, if the quality or age of the building or the location of the property is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.      We acknowledge your response to prior comment 5, including your statement that the information you provide will be shown on a per square foot basis. Please ensure that your future disclosures of the proposed tabular disclosure clarifies that the information is being shown on a per square foot basis, to the extent applicable.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:      James V. Davidson, Esq.